File no. 82-34700


Airspray®

For more inf
Airspray Inte
Norbert de J ... ager
Tel: +31 – (0
e-mail: general@airspray.nl
www.airspray.net


05007391

PRESS RELEASE
Alkmaar, 18 April 2005

AIRSPRAY DUAL-FOAMER TO HELP FIGHT AGAINST "SUPERBUG" IN HOSPITALS

Airspray International has announced details of the first European product to utilize its Dual Foamer dispenser. The product, from The Tristel Company (Newmarket, UK), adds to the company's unique range of sporicidal cleaning products.

The Tristel Duo system, which uses Tristel's patented chlorine dioxide chemistry, is the first rapid action sporicidal cleaner for general hospital surfaces and non-invasive medical devices. The product is an ideal defence against the spread of MRSA (or "Superbug") – a major issue in UK hospitals at this time.

Airspray's Dual Foamer was launched during 2004 and consists of two small foam pump systems. A single actuator activates both pumps simultaneously, keeping the ingredients separate until the moment of application. At that point, the ingredients combine to create an instant, 50/50 foam formulation. Output is 0.8 ml per stroke.

The patented mechanism lets consumers apply advanced formulation products easily, conveniently and comfortably, without drips, spills, blotches or streaks.

The Tristel Duo, utilizing Airspray's Dual Foamer, is designed to provide a readily available means of rapid decontamination and is active against organisms including MRSA, *Clostridium difficile*, *Bacillus subtilis*, *Mycobacterium tuberculosis*, *Acinetobacter baumaii* and *Norovirus*. It has applications in diverse areas, including for work surfaces, dressing trolleys, beds and mattress covers, instrument tables, monitor cases, control panels and keyboards. The time required to kill all the organisms that Tristel Duo comes into contact with is just 30 seconds.

Tristel Duo comprises the Duo bactericidal and virucidal wipe, which can be boosted by the application of the Tristel Duo sporicidal foam. This delivers chlorine dioxide directly to the surface, as and when required.

dlw 4/20

The Duo wipe is impregnated with a formulation that has a highly effective cleansing action. Used alone on surfaces it is rapidly bactericidal, fungicidal and virucidal, and should be employed regularly throughout the day. The Duo foam is used at the beginning and end of any session, and additionally can be used in the event of an outbreak or at a frequency directed by local Infection Control Teams.

For full effectiveness, chlorine dioxide must be generated immediately before use from two chemical components. Tristel has achieved this using the Duo foamer, a novel two-compartment dispenser. Base and activator solutions are held in separate compartments of the Dual Foamer dispenser and are mixed only when the pump is depressed. Two jets of foam are dispensed to the surface where they are mixed and dispersed with the Duo wipe.

The Tristel Duo system is supplied with wipes and foamer sufficient for 70 applications.

ABOUT AIRSPRAY

Airspray is a manufacturer of innovative, high-quality specialty dispensers for home & personal care consumer products. As a technology-driven company, Airspray has developed strong expertise in the design, development, production and worldwide marketing of innovative dispensers. Currently, Airsprays employs over 125 people.

Airspray is global leader in mechanical foam dispensers with over 20 versions available. Other dispensers are dual chamber dispensers and air-powered spray dispensers. All Airspray dispensers are based on unique, patented technologies and are all working without chemical propellants.

Airspray sells its dispensers to producers of consumer products, including multinationals like Unilever, Procter & Gamble, L'Oréal, Colgate, Johnson & Johnson and Henkel-Schwarzkopf.

Airspray is listed on the Official Market of Euronext (Amsterdam). In the U.S., the company is traded over-the-counter ("AYAKY"). The firm's Sponsored Level - I Depositary receipt programme became effective early 2003.

ENDS